

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 22, 2007

Mr. H. Eric Peitz
Chief Financial Officer
Peru Copper Inc.
625 Howe Street, Suite 1050
Vancouver, BC
Canada V6C 2T6

> **Re:** **Peru Copper Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 1-32461**

Dear Mr. Peitz:

We have limited our review of your filings to those issues we have addressed in our comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Financial Statements
Note 3 – Exploration properties – Toromocho Project

1.   We have read your response to prior comment 2, regarding the property that you contributed to the Pucara community in resolving a dispute in 2006. You state that you purchased the equipment for $1.95 million in 2006, and also expensed this amount in the same period. Please tell us where this expense item is situated in your Statements of Operations, and how the expenditure is reported in your Statements of Cash Flows. If you acquired the property in exchange for shares, provide details concerning the number of shares issued, date of issuance and value ascribed.

Note 9 – US GAAP

2.   We note your response to prior comment 1 stating that Note 3 provides a breakdown of accrued costs incurred on the Toromocho Project for the two previous years. The table in Note 3 shows deferred costs of $33 million and $17 million for years ended December 31, 2006 and 2005, respectively. The discussion in Note 3 does not provide sufficient clarity to reconcile to the $15 million and $16 million of cash spent for the year ended December 31, 2006 and 2005. Please provide a reconciliation of these balances.

Closing Comments

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

                                                        Sincerely,

                                                        Karl Hiller
                                                        Branch Chief